Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

March 19, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 19, 2026, The Nasdaq Stock Market (the "Exchange") received from Amazon.com, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Floating Rate Notes due 2028

2.800% Notes due 2028

3.100% Notes due 2030

3.350% Notes due 2032

3.700% Notes due 2035

4.050% Notes due 2039

4.450% Notes due 2045

4.850% Notes due 2064


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi